FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 4, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 28 August and 3 September 2025 (both inclusive).

The cash amount of the shares purchased to 3 September 2025 as a result of the execution of the Buyback Programme amounts to 341,234,794 Euros, which represents approximately 20.1% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 14.4% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
28/08/2025	SAN	Purchase	XMAD	361,710	8.2110
28/08/2025	SAN	Purchase	CEUX	27,941	8.2083
28/08/2025	SAN	Purchase	TQEX	18,829	8.1820
28/08/2025	SAN	Purchase	AQEU	14,955	8.1776
29/08/2025	SAN	Purchase	XMAD	1,050,115	8.1150
29/08/2025	SAN	Purchase	CEUX	136,427	8.0983
29/08/2025	SAN	Purchase	TQEX	43,516	8.1219
29/08/2025	SAN	Purchase	AQEU	19,942	8.0981
01/09/2025	SAN	Purchase	XMAD	510,578	8.1539
01/09/2025	SAN	Purchase	CEUX	100,488	8.1493
01/09/2025	SAN	Purchase	TQEX	38,750	8.1496
01/09/2025	SAN	Purchase	AQEU	50,184	8.1524
02/09/2025	SAN	Purchase	XMAD	1,230,000	8.0827
02/09/2025	SAN	Purchase	CEUX	454,077	8.0379
02/09/2025	SAN	Purchase	TQEX	125,179	8.0454
02/09/2025	SAN	Purchase	AQEU	190,744	8.0453
03/09/2025	SAN	Purchase	XMAD	833,728	8.0462
03/09/2025	SAN	Purchase	CEUX	84,308	8.0558
03/09/2025	SAN	Purchase	TQEX	34,792	8.0369
03/09/2025	SAN	Purchase	AQEU	47,172	8.0623
			TOTAL	5,373,435

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 4 September 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 28/08/2025 and 03/09/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-28-ago-a-03-09-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 4, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance

September 4, 2025